December 21, 2009

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: John Reynolds, Assistant Director/ Janice McGuirk/Jim Lopez

Re:	Orient Paper, Inc.

Registration Statement on Form S-3

Filed November 25, 2009

File No. 333-163340

Dear Messrs Reynolds and Lopez and Ms. McGuirk:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 17, 2009, addressed to Mr. Zhenyong Liu, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 25, 2009.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.

It appears that you may be ineligible to register this offering on Form S-3 at this time. In this regard, it is unclear if you had a sufficient market capitalization as required under General Instruction I.B.1 to Form S-3, based upon the November 5, 2009 reverse stock split. Further, you do not appear to be eligible under General Instruction I.B.6. Please provide us with your calculations as support for your eligibility to file on this form. We may have further comment.

Response:

The Company total and issued shares of common stock as of December 18, 2009 is 14,864,219 (post reverse split) (please see attached report from the Company’s transfer agent). The number of affiliate shares is 5,132,352 and therefore the outstanding public float is 9,731,867 shares. The highest closing price of the shares within 60 days of filing the Form S-3 is $10.12 on November 23, 2009 and accordingly, the value of the public float is $98,486,494, well in excess of $75 million. Even based on the last sale price of the shares on November 24, 2009, the day before the Form S-3 was filed, which was $9.84, the public float was $95,761,571, also in excess of $75 million. The Company is relying on its eligibility under General Instruction I.B.1 to file and register its shares under Form S-3.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com

Please note that the Company began trading on the NYSE Amex on December 17, 2009 and accordingly is now eligible to file and register its shares under Form S-3 pursuant to General Instruction I.B.6 as well.

2.

Please also refer to the staff’s comment letter dated December 15, 2009 regarding your Form 10-K for the fiscal year ended December 31, 2008. We will consider a request for acceleration after resolution of the comments in that letter.

Response:

Noted.

In the event the Company should request acceleration of the effective date of the pending registration statement, on behalf of the Company, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
___________________________

Benjamin A. Tan, Esq.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax

www.srff.com